SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         October, 2004

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: October 11, 2004	By: /s/ David Lymburn David Lymburn Corporate Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares Options expiring 30 June 2007 exercisable at $0.20.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,570,178 ordinary shares 3,450,000 ordinary shares - released from escrow 3,450,000 options – released from escrow
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	23,570,178 fully paid ordinary shares are being issued pursuant to the Plan of Arrangement to acquire Nord Pacific Limited, as approved by shareholders on 17 September 2004. 3,450,000 fully paid ordinary shares and 3,450,000 options exercisable at $0.20 on or before 30 June 2007, are due for release from escrow on 13 October 2004.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES.
5	Issue price or consideration	Ordinary shares $0.20. Options nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	23,570,178 – Plan of Arrangement with Nord Pacific Limited. 3,450,000 ordinary shares and 3,450,000 options- release from escrow.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 October 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	54,190,037 17,375,000	Ordinary (ALD) Options expiring 30 June 2007 (ALDO)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,155,141 2,550,000	Restricted shares (ALDAM) Restricted options (ALDAO)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 11 OCTOBER 2004

Print name: DAVID LYMBURN...

== == == == ==

+ See chapter 19 for defined terms.

ALLIED GOLD LTD
ACN 104 855 067

Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

11 October 2004

Australian Stock Exchange
Company Announcements

"This press release is not for dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."

Dear Sir/Madam,

FURTHER EXTENSIONS TO THE SOROWAR OXIDE GOLD RESOURCE FROM LATEST RC DRILLING RESULTS - SIMBERI GOLD PROJECT
(Simberi Mining Joint Venture ("SMJV") – Allied Gold Ltd 50% (through wholly-owned subsidiary Nord Pacific Ltd)/Simberi Gold Corp 50%)

The latest results from a further 39 step-out and infill reverse circulation ("RC") drillholes at the Sorowar gold deposit have continued to identify wide thicknesses of surface and near surface oxide mineralisation. The results have further extended the dimensions of the known zone of mineralisation at Sorowar and include:

- **60m at 1.83g/t Au from surface (including 13m at 2.53g/t from surface and 22m at 3.08g/t from 16m)**
- **90m at 1.81g/t Au from surface (including 27m at 3.32g/t from 24m and 13m at 4.31g/t from 60m)**
- **80m at 1.29g/t Au from surface (including 34m at 2.56g/t from surface)**
- **80m at 1.23g/t Au from surface (including 3m at 3.01g/t from 11m and 23m at 3.77g/t from 57m)**
- **70m at 1.10g/t Au from surface (including 19m at 1.35g/t from surface and 40m at 1.19g/t from 29m)**
- **61m at 1.11g/t Au from surface (including 31m at 2.12g/t from surface)**
- **60m at 1.06g/t Au from surface (including 29m at 2.01g/t from 14m)**
- **100m at 1.01g/t Au from surface (including 22m at 2.47g/t from 15m)**

Results from the previously announced first 11 drillholes in this programme included:

- **100m at 4.06g/t Au from surface (including 39m at 9.81g/t from 38m)**
- **100m at 2.10g/t Au from surface (including 79m at 2.47g/t from 12m)**
- **120m at 1.73g/t Au from surface (including 44m at 3.84g/t from 76m)**
- **101m at 1.04g/t Au from surface (including 31m at 2.84g/t from surface and 39m at 1.14g/t from 38m)**

RC drilling commenced in July and 50 holes for 4,243 metres were completed. All analytical work is now finalised and the most significant results from the programme are tabulated below:

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (°) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type	
*RC881	1,721	301	vertical	0-101(eoh)	**101 @ 1.40**	oxide sulphide	0-92m 92-101m
			including	0-31	**31 @ 2.84**	oxide	
				38-77	**39 @ 1.14**	oxide with minor sulphide	
*RC882	1,449	147	-60°/090°	0-50(eoh)	**50 @ 0.69**	oxide	
			including	8-17	**9 @ 2.01**	oxide	
*RC883	1,428	181	-60°/090°	0-50(eoh)	**50 @ 0.64**	oxide sulphide	0-13m 13-50m
			including	0-17	**17 @ 1.35**	oxide sulphide	0-13m 13-17m
*RC884	1,389	175	-60°/090°	0-130(eoh)	**130 @ 0.78**	oxide sulphide	0-90m 90-130m
			including	5-50	**45 @ 1.69**	oxide	
			including	60-66	**6 @ 2.62**	oxide	
*RC885	1,334	273	-60°/090°	0-100(eoh)	**100 @ 0.47**	oxide sulphide	0-91m 91-100m
			including	35-52	**17 @ 2.50**	oxide	
*RC886	1,195	204	-60°/090°	0-120 eoh)	**120 @ 1.73**	oxide with minor sulphide	
			including	76-120	**44 @ 3.84**	oxide	
*RC887	1,233	205	-60°/090°	0-100(eoh)	**100 @ 2.10**	oxide sulphide	0-77m 77-100m
			including	12-91	**79 @ 2.47**	oxide sulphide	12-77m 77-91m
*RC888	1,269	176	-60°/090°	0-100(eoh)	**100 @ 4.06**	oxide sulphide oxide	0-24m 24-31m 31-100m
			including	38-77	**39 @ 9.81**	oxide	
*RC889	1,313	148	-60°/090°	0-60(eoh)	**60 @ 0.59**	oxide sulphide oxide	0-15m 15-20m 20-60m
			including	9-14	**5 @ 1.64**	oxide	
			including	29-42	**13 @ 1.21**	oxide	
RC890	1,348	141	-60°/180°l	0-100(eoh)	**100 @0.34**	oxide trans-sulphide oxide trans-sulphide	0-10m 10-25m 25-80m 85-100m
			including	66-69	**3 @ 1.56**	oxide	
				75-82	**7 @ 1.45**	oxide transitional	75-80m 80-82m
RC891	1,472	204	-70°/090°	0-130(eoh)	**130 @ 0.47**	oxide sulphide	0-129m 129-130m
			including	63-65	**2 @ 1.69**	oxide	
				71-77	**6 @ 1.78**	oxide	
				108-113	**5 @ 1.43**	oxide	
				128-130 eoh	**2 @ 7.80**	oxide-sulphide	
RC892	1,367	301	-60°/090°	0-80(eoh)	**80 @ 0.43**	oxide sulphide	0-46m 46-80m
			including	2-13	**11 @ 1.25**	oxide	
				16-31	**15 @ 1.07**	oxide	
RC893	1,332	280	-60°/045°	0-130(eoh)	**100 @ 0.33**	oxide	0-100m
			including	21-27	**6 @ 4.10**	oxide	

*NB: * denotes result previously reported.*

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (°) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type	
RC894	1,220	365	-60°/090°	0-60(eoh)	**60 @ 1.06**	oxide	0-13m
						sulphide	13-18m
						oxide	18-43m
						sulphide	43-60m
			including	14-43	**29 @ 2.01**	sulphide	13-14m
						oxide	14-43m
RC901	1,374	203	-60°/090°	0-80(eoh)	**80 @ 0.78**	oxide	0-24m
						sulphide-trans	24-29m
						oxide	29-42m
						sulphide	42-48
						oxide	48-55m
						sulphide-trans	55-62
						oxide	62-80
			including	0-10	**10 @ 2.52**	oxide	
				30-38	**8 @ 1.90**	oxide	
				50-51	**1 @ 1.06**	oxide	
				63-65	**2 @ 3.44**	oxide	
RC902	1,609	231	-60°/090°	0-80(eoh)	**80 @ 1.29**	oxide	0-75m
						trans-sulphide	75-80m
			including	0-34	**34 @ 2.56**	oxide	
RC903	1,731	425	-60°/090°	0-100(eoh)	**100 @ 0.56**	oxide	0-100m
			including	0-11	**11 @ 1.37**	oxide	
				18-25	**7 @ 1.35**	oxide	
				52-64	**12 @ 1.24**	oxide	
RC907	1,693	465	-60°/090°	0-80(eoh)	**80 @ 0.84**	oxide	0-80m
			including	10-11	**1 @ 1.61**	oxide	
				16-21	**5 @ 1.61**	oxide	
				39-67	**28 @ 1.76**	oxide	
RC908	1,681	507	-70°/090°	0-90(eoh)	**90 @ 1.81**	oxide	0-72m
						trans-sulphide	72-90
			including	3-4	**1 @ 1.09**	oxide	
				10-15	**5 @ 1.09**	oxide	
				24-51	**27 @ 3.32**	oxide	
				60-73	**13 @ 4.31**	oxide	60-72
						transitional	72-73
RC909	1,679	501	-60°/270°	0-90(eoh)	**90 @ 0.24**	oxide	0-77m
						sulphide	77-90m
			including	12-14	**2 @ 1.02**	oxide	
				23-32	**9 @ 1.00**	oxide	
RC910	1,654	501	-60°/090°	0-100(eoh)	**100 @ 1.01**	oxide	0-100m
			including	8-9	**1 @ 3.29**	oxide	
				15-37	**22 @ 2.47**	oxide	
				40-57	**17 @ 0.99**	oxide	
				65-85	**20 @ 0.96**	oxide	
RC911	1,611	446	-60°/270°	0-70(eoh)	**70 @ 1.10**	oxide	0-70m
			including	0-19	**19 @ 1.35**	oxide	
				29-69	**40 @ 1.19**	oxide	
RC913	1,549	389	-60°/090°	0-80(eoh)	**80 @ 0.46**	oxide	0-7m
						trans-sulphide	7-19m
						oxide	19-38m
						sulphide-trans	38-80m
			including	1-7	**6 @ 4.50**	oxide	
RC914	1,567	435	-60°/270°	0-60(eoh)	**60 @ 1.83**	oxide	0-40m
						trans-sulphide	40-60m
			Including	0-13	**13 @ 2.53**	oxide	
				16-38	**22 @ 3.08**	oxide	
				41-42	**1 @ 1.17**	transitional	
				57-60	**3 @ 1.44**	sulphide	

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (°) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type	
RC915	1,627	485	-70°/270°	0-90(eoh)	**90 @ 0.51**	oxide	0-56m
						transitional	56-64m
						oxide	64-90m
			including	0-3	**3 @ 1.05**	oxide	
				16-19	**3 @ 1.99**	oxide	
				73-75	**2 @ 1.11**	oxide	
				82-90	**8 @ 1.20**	oxide	
RC920	1,429	569	-60°/090°	0-80(eoh)	**80 @ 1.23**	oxide	0-23m
						trans-sulphide	23-53m
						oxide	53-60m
						transitional	60-68m
						oxide	68-80m
			including	11-14	**3 @ 3.01**	oxide	
				57-80	**23 @ 3.77**	oxide	57-60m
						transitional	60-68m
						oxide	68-80m
RC923	1,453	665	-70°/270°	0-61(eoh)	**61 @ 1.11**	oxide	0-21m
						trans-sulphide	21-61m
			including	0-31	**31 @ 2.12**	oxide	0-21m
						transitional	21-27m
						sulphide	27-31m
RC925	1,512	462	-60°/315°	0-100(eoh)	**100 @ 0.74**	oxide	0-1m
						sulphide	1-9m
						transitional	9-87m
						sulphide	87-100m
			including	10-37	**27 @ 1.69**	transitional	
				69-70	**1 @ 3.30**	transitional	
				83-87	**4 @ 2.01**	transitional	
				91-94	**3 @ 2.22**	sulphide	
RC926	1,431	146	-60°/090°	0-80(eoh)	**80 @ 0.61**	oxide	0-75m
						trans-sulphide	75-80m
			including	26-58	**32 @ 1.10**	oxide	
RC927	1,391	147	-60°/090°	0-80(eoh)	**80 @ 0.67**	oxide	0-16m
						trans-sulphide	16-22m
						oxide	22-40m
						transitional	40-44m
						oxide	44-80m
			including	32-36	**4 @ 1.42**	oxide	
				39-40	**1 @ 1.47**	oxide	
				60-80	**20 @ 1.55**	oxide	
RC928	1,254	162	-60°/090°	0-120(eoh)	**120 @ 0.60**	oxide	0-14m
						trans-sulphide	14-32m
						oxide	32-45m
						sulphide	45-48m
						oxide	48-110m
						transitional	110-119m
						oxide	119-120m
			including	60-102	**42 @ 1.15**	oxide	

Reporting of Results

The first line for each drillhole tabulated above is the average gold grade for the entire drillhole with no cutoffs applied.

Subsequent intervals reported within drillholes are calculated using a base cutoff of 0.5g/t Au and may include intervals with mineralised material less than 0.5g/t Au but for no more than two sequential metres.

Discussion Of Results
(refer to plan attached)

Previous drilling at the Sorowar deposit concentrated on testing mineralisation within pit limits designed as part of a feasibility study into the development of the Simberi Oxide Gold Project by Lycopodium Pty Ltd in August 2003. Accordingly the current 50 hole drilling programme was designed to:

- Further interrogate the extent and area of influence of interpreted high-grade feeder systems within the Sorowar deposit. Three (3) previous holes within the pit design were twinned and the assay results returned were as expected.

- Better identify pit limits by exploring for extensions along strike and on the flanks of the known oxide gold resource. Thirty six (36) holes were drilled entirely outside of the proposed pit limits and 11 holes were drilled partially within the pit.

  Three (3) main areas were targeted to test for extensions to mineralisation in this programme:

  - The area adjacent to the current pit design at the southern end of the deposit.

  - The area adjacent to the current pit design to the north east of the deposit.

  - The area to the east of the current pit design, known as the Sorowar East prospect.

Southern Area

In the southern portion of the deposit, drillholes RC882 to RC887, RC892 and RC901 intersected extensive surface and near surface oxide mineralisation indicating that considerable shallow oxide mineralisation exists both to the west and east of the proposed Sorowar pit. This shallow mineralisation is highlighted in RC887 which returned **100m at 2.10 g/t Au from surface including 79m at 2.47 g/t Au from 12 metres depth**.

Future pit re-optimisation studies incorporating these robust drilling results are expected to result in extensions to the final pit limits. Subsequent lateral expansion of the southern portion of the pit will also likely result in deepening of the pit to capture mineralisation at depth as intersected in holes RC884 to RC888, RC893, RC894, RC901 and RC926 to RC928. This potential is highlighted in RC888 which intersected **100m at 4.06 g/t Au from surface including 39m at 9.81 g/t Au from 38 metres depth** in a predominantly oxidised envelope over the entire drillhole width.

Holes drilled adjacent to the western edge of the pit including RC882, RC888, RC889, RC926, RC927 and RC928 all demonstrate that mineralisation to the west has not been closed off or fully defined. Holes adjacent to the eastern edge of the pit including RC892 and RC894 also demonstrate non closure of mineralisation to the east.

North-eastern Area

In the north-eastern area of the deposit, holes RC909, RC910, RC911, RC913 and RC914 demonstrate that the pit limits will likely be extended further east to access broad zones of shallow oxide gold mineralisation. This potential is demonstrated in RC910 which intersected **100m at 1.01 g/t Au from surface including 22m at 2.47 g/t Au from 15 metres depth** in an oxidised envelope over the entire drillhole width.

Re-optimisation studies will also seek to determine whether an easterly pit extension will enable the pit to access deeper mineralisation as demonstrated in holes RC907 and RC908. For example, RC908 intersected **90m at 1.81 g/t Au from surface including oxide mineralisation of 27m at 3.32 g/t Au from 24 metres depth and 13m at 4.31 g/t Au from 60 metres in depth**.

Sorowar East

The Sorowar East area is represented by a 100 metre by 100 metre zone located approximately 250 metres east of the proposed Sorowar pit. Previous drilling identified surface oxide mineralisation as demonstrated in RC483 which intersected 32m @ 5.87 g/t Au from surface, RC485 which intersected 11m @ 3.46 g/t Au from surface and RC378 which intersected 21m @ 2.82 g/t Au from 7 metres depth.

Current drillholes RC920 and RC923 returned strongly mineralised intercepts typified by RC920 which intersected **80m at 1.23 g/t Au from surface including 23m at 3.77 g/t Au from 57 metres depth**, while other drillholes located to the west and north of the prospect returned broad zones of anomalous mineralisation with results generally less than 0.5 g/t Au.

The initial interpretation of these equivocal results indicates that more work is required to determine the nature of the controls and orientation of mineralisation in this area. Accordingly, additional mapping and drilling work will be scheduled to further explore for continuity of mineralisation between the proposed pit and the Sorowar East area.

In summary, the Company considers the recent drilling programme to have substantially expanded the resource potential of the Sorowar deposit thus underpinning increased gold production. Further infill and step out drilling to continue exploring for lateral and depth extensions to this deposit is being scheduled.

Analytical Procedures

For each single metre of drilling, a sample is collected and treated at the SMJV's Simberi Island sample preparation facility prior to being airfreighted to ALS Chemex Laboratories in Townsville for analysis.

Sample treatment procedures are:

- Simberi Island

  The entire one metre drill sample (≈20kg) is dried, crushed through a jaw crusher and hammer milled to approximately 500 microns in size. The sample is mixed and split down to 1kg in weight then 400gms of the sample is collected, packaged and airfreighted to Townsville.

- Townsville

  The sample is pulverised to <75 microns at ALS Chemex Laboratories prior to assaying for gold by fire assay (50gm) with AAS finish and for Ag, As, Cu, Fe, Mn, Pb, S, Sb and Zn by aqua regia digest and ICP-AES finish.

During August 2004 a representative from ALS Chemex carried out a site audit on the Simberi Island sample preparation facility and reported that all procedures conform to ALS Chemex quality procedures and industry standards.

Quality control in the analytical process is monitored by inserting a duplicate sample for assaying for every 20 samples submitted and a standard sample comprising Sorowar ore for every 50 samples submitted to ALS Chemex.

Simberi Mining Joint Venture

The Sorowar gold deposit is located on Simberi Island, approximately 80 km to the northwest of Lihir Island in the New Ireland Archipelago of eastern Papua New Guinea. Sorowar is subject to the Simberi Mining Joint Venture, a 50%/50% joint venture between Nord Pacific Limited ("Nord") and Canadian stock exchange listed Simberi Gold Corporation.

Pursuant to a merger arrangement with Allied Gold Limited ("Allied") which was completed on 20 September 2004, Nord is a wholly-owned subsidiary of Allied.

The SMJV holds a mining lease over the central and eastern portion of Simberi Island, the northernmost island of the Tabar Island Group and so far, the SMJV has identified gold resources totalling **1.49 million ounces** within the mining lease comprising;

- Oxide Resources
  Measured, indicated and inferred (free milling-type - 0.5 g/t Au cutoff)
  19.7 million tonnes at 1.17g/t Au (740,000 ounces)

- Sulphide Resources
  Inferred (refractory-type - 1.0 g/t Au cutoff)
  9.3 million tonnes at 2.5 g/t Au (750,000 ounces).

Yours faithfully,

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to mineral resources is based on information compiled by Minstat Pty Ltd whose principal is Mr M J Binns who is a fellow/member of the Australasian Institute of Mining and Metallurgy. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves".

Mr Binns consents to the inclusion in this Announcement of the material based on this information in the form and context in which it appears.

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves".

"This press release is not for dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.
Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied or Nord Pacific, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).


Tabar Islands
Lihir Island
PNG
LOCATION MAP
RC881
RC903
RC907
RC909
RC908
RC910
RC915
RC911
RC902
RC914
RC913
RC925
RC891
RC882
RC926
RC883
RC927
RC884
RC901
RC892
RC890
RC885
RC893
RC889
RC923
RC920
LEGEND
Sorowar Proposed Pit Outline
Completed Drillhole
Completed Drillhole with Significant Intercepts greater than 1g/t Au
RC881
RC888
RC928
RC887
RC894
RC886
SIMBERI MINING JOINT VENTURE
SOROWAR GOLD DEPOSIT - SIMBERI ISLAND
TABAR ISLAND GROUP - PNG
Location of Completed Drillholes
and Numbered Drillholes With
Significant Intercepts
greater than 1g/t Au
0
100
200
300m